                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       For the quarter ended June 30, 2001


                            PREEM HOLDINGS AB (PUBL)
                 (Translation of registrant's name into English)

                                Sandhamnsgatan 51
                                 P.O. Box 27800
                                     S-11590
                                STOCKHOLM, SWEDEN
                    (address of principal executive offices)




Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                     Form 20-F     X                   Form 40-F
                               ----------                        ---------


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

                      Yes.                              No     X
                               ----------                  ---------




                                            SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            Preem Holdings AB (publ)


Date:     August 29, 2001                   By:      /s/ Per Hojgard
         ------------------                          -----------------------
                                            Name:    Per Hojgard
                                            Title:   Chief Financial Officer

                                Table of Contents

                                                                                                 PAGE
                                                                                                ------
INTERIM CONSOLIDATED FINANCIAL STATEMENTS
PREEM HOLDINGS AB AND CONSOLIDATED SUBSIDIARIES

Interim Consolidated income statements for
   the three months ended June 30, 2000 and June 30, 2001.....................................      3
   the six months ended June 30, 2000 and June 30, 2001.......................................      4

Interim Consolidated balance sheets as of December 31, 2000 and June 30, 2001.................    5-6

Interim Consolidated statements of cash flow for the six month periods ended June 30, 2000
   and June 30, 2001..........................................................................      7

Notes to interim consolidated financial statements............................................   8-12

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
   RESULTS OF OPERATIONS......................................................................  13-19

           CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

         This Quarterly Report on Form 6-K contains forward-looking statements. The management of Preem Holdings AB (publ) (the "Company") has based these forward-looking statements on its current expectations and projections about future events. Although the Company's management believes that the expectations reflected in such forward-looking statements are reasonable, the Company can give no assurance that such expectations will prove to be correct. Important factors that could cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others:

o volatility in refining margins and in market prices for crude oil and refined products;
o        unplanned shut-downs due to technical problems at the refineries;
o        the Company's future capital needs;
o the Company's ability to hedge against currency, commodity and interest rate risks;
o the Company's ability to comply with existing or newly implemented environmental regimes in the countries in which it operates;
o the Company's liability for violations, known and unknown, under environmental laws;
o the Company's ability to remediate contaminated sites within budgeted amounts;
o possible adverse effects of the Company's anticipated growth through joint venture, acquisition or restructuring, including diversion of management resources, incurrence of additional debt, the terms and conditions of any joint venture, failure to integrate acquired businesses and the Company's liability for known and unknown liabilities of acquired businesses;
o        agreements or disagreements among members of OPEC; and
o limitations on the Company's operational flexibility arising under agreements governing the Company's debt.

         All forward-looking statements attributable to the Company or persons acting on the Company's behalf are expressly qualified in their entirety by these cautionary statements. Because of the uncertainties associated with forward-looking statements, you should not place undue reliance on them. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


                       PRESENTATION OF CERTAIN INFORMATION

         Solely for the convenience of the reader, the interim financial statements for all periods have been translated into U.S. Dollars ($) using the June 30, 2001 rate of $1.00 = SEK10.85. On August 28, 2001, the exchange rate for the Krona against the U.S. Dollar was $1.00=SEK10.32, based on data provided by the Swedish Central Bank.

         We present our financial statements in Kronor. Unless otherwise indicated, all references in this prospectus to "SEK," "Krona" or "Kronor" are to the lawful currency of Sweden; all references to "$" or "Dollar" are to the lawful currency of the United States; and all references to "E" or "Euro" are to the single currency adopted by the member states of the European Union participating in the European Union's Economic and Monetary Union.

                 PREEM HOLDINGS AB AND CONSOLIDATED SUBSIDIARIES

                   CONSOLIDATED INCOME STATEMENTS (UNAUDITED)

                                                                               THREE MONTHS ENDED
                                                                   -----------------------------------------
                                                                    JUNE 30, 2000         JUNE 30, 2001
                                                                     PREDECESSOR            SUCCESSOR
                                                                   ----------------  -----------------------
                                                                         SEK             SEK          $
                                                                                   (IN MILLIONS)
Revenues......................................................         10,948          12,140      1,119
Excise duties.................................................         (1,468)         (2,240)      (206)
                                                                     --------        --------     ------

SALES REVENUE.................................................          9,480           9,900        913
Cost of goods sold............................................         (8,855)         (9,242)      (852)
                                                                     --------        --------     ------

GROSS PROFIT..................................................            625             658         61
Selling expenses..............................................           (225)           (258)       (24)
Administrative expenses.......................................            (52)            (63)        (6)
Other operating income........................................             67              69          6
                                                                     --------        --------     ------

OPERATING INCOME..............................................            415             406         37
Interest income...............................................             16              12          1
Interest expense..............................................            (64)           (129)       (12)
Other financial expenses......................................            (41)            (82)        (7)
                                                                     --------        --------     ------

INCOME BEFORE TAXES...........................................            326             207         19
Income taxes..................................................              0               0         --
Minority interests............................................             (1)              0         --
                                                                     --------        --------     ------
NET INCOME....................................................            325             207         19
                                                                     ========        ========     ======

The accompanying notes form an integral part of these Interim Consolidated Financial Statements.

                   CONSOLIDATED INCOME STATEMENTS (UNAUDITED)

                                                                             SIX MONTHS ENDED JUNE 30,
                                                               ---------------------------------------------------
                                                                    2000         2001                  2001
                                                               -------------- -------------- ---------------------
                                                                                SUCCESSOR
                                                                PREDECESSOR     PRO FORMA           SUCCESSOR
                                                               -------------- -------------- ---------------------
                                                                    SEK            SEK           SEK          $
                                                                                   (IN MILLIONS)
Revenues.................................................        21,246         23,738        12,140       1,119
Excise duties............................................        (3,074)        (4,535)       (2,240)       (206)
                                                               --------       --------       -------      ------

SALES REVENUE............................................        18,172         19,203         9,900         913
Cost of goods sold.......................................       (17,048)       (17,985)       (9,242)       (852)
                                                               --------       --------       -------      ------

GROSS PROFIT.............................................         1,124          1,218           658          61
Selling expenses.........................................          (431)          (467)         (258)        (24)
Administrative expenses..................................          (103)          (143)          (63)         (6)
Other operating income...................................           135            149            69           6
                                                               --------       --------       -------      ------

OPERATING INCOME.........................................           725            757           406          37
Interest income..........................................            27             26            12           1
Other financial income...................................            --             33            --          --
Interest expense.........................................          (125)          (195)         (129)        (12)
Other financial expenses.................................           (61)          (248)          (82)         (7)
                                                               --------       --------       -------      ------

INCOME BEFORE TAXES......................................           566            373           207          19
Income taxes.............................................            (1)            (2)            0          --
Minority interests.......................................            (1)            (1)            0          --
                                                               --------       --------       -------      ------
NET INCOME...............................................           564            370           207          19
                                                               ========       ========       =======      ======

The accompanying notes form an integral part of these Interim Consolidated Financial Statements.

                     CONSOLIDATED BALANCE SHEETS (UNAUDITED)

                                                                   PREDECESSOR          SUCCESSOR
                                                                   DECEMBER 31,          JUNE 30,
                                                                       2000                2001
                                                                  --------------  ---------------------
                                                                       SEK            SEK            $
                                                                                (IN MILLIONS)
ASSETS
FIXED ASSETS
INTANGIBLE FIXED ASSETS
Capitalized turnaround cost...................................         145            114            11
Goodwill......................................................         420          1,437           132
                                                                   -------        -------        ------
TOTAL INTANGIBLE ASSETS.......................................         565          1,551           143

TANGIBLE ASSETS
Land and building.............................................         837            873            80
Plant and machinery...........................................       3,480          3,351           309
Equipment, tools fixtures and fittings........................         657            647            60
Construction in progress......................................         186            321            29
                                                                   -------        -------        ------
TOTAL TANGIBLE FIXED ASSETS...................................       5,160          5,192           478

FINANCIAL ASSETS
Participation in associated companies.........................         190            190            18
Other securities held as fixed assets.........................           2              1            --
Other long-term receivables...................................          56            175            16
                                                                   -------        -------        ------
TOTAL FINANCIAL ASSETS........................................         248            366            34

TOTAL FIXED ASSETS............................................       5,973          7,110           655

CURRENT ASSETS
Inventories...................................................       4,495          4,511           416
Accounts receivable...........................................       3,398          2,828           260
Receivables from associated companies.........................          60             52             5
Other receivables.............................................         302            348            32
Prepaid expenses and accrued income...........................         120            140            13
                                                                   -------        -------        ------

Cash and cash equivalent......................................         370          1,051            97

TOTAL CURRENT ASSETS..........................................       8,745          8,930           823
                                                                   -------        -------        ------
TOTAL ASSETS..................................................      14,718         16,040         1,478
                                                                   =======        =======        ======

The accompanying notes form an integral part of these Interim Consolidated Financial Statements.

                     CONSOLIDATED BALANCE SHEETS (UNAUDITED)

                                                                   PREDECESSOR          SUCCESSOR
                                                                   DECEMBER 31,          JUNE 30,
                                                                       2000                2001
                                                                  --------------  ---------------------
                                                                       SEK            SEK            $
                                                                                (IN MILLIONS)
SHAREHOLDERS' EQUITY, PROVISIONS
AND LIABILITIES
SHAREHOLDERS' EQUITY
RESTRICTED EQUITY
Share capital................................................            610               1          --
Restricted reserves..........................................          1,797              --          --
                                                                     -------         -------      ------
                                                                       2,407               1          --
NON-RESTRICTED EQUITY
Loss brought forward.........................................           (818)          3,518         325
Profit for the year..........................................            831             370          34
                                                                          13           3,888         359
                                                                     -------         -------      ------
TOTAL SHAREHOLDERS' EQUITY...................................          2,420           3,889         359

Minority interests...........................................            122             122          11
PROVISIONS
Pension provision............................................            188             189          17
Deferred tax liability.......................................            254             255          24
Other provisions.............................................            118             119          11
                                                                     -------         -------      ------
TOTAL PROVISIONS.............................................            560             563          52

LIABILITIES
LONG-TERM LIABILITIES
Shareholder loans............................................          2,259             242          22
Liabilities to credit institutions...........................          2,814           5,599         516
Bank overdraft facility......................................            135             196          11
                                                                     -------         -------      ------
TOTAL LONG-TERM LIABILITIES..................................          5,208           6,037         556
                                                                     -------         -------      ------

CURRENT LIABILITIES
Liabilities to credit institutions...........................          1,321           1,313         121
Advanced payment from customers..............................            134             148          14
Accounts payable.............................................          1,082           1,077          99
Liabilities to parent company................................          1,001              --          --
Liabilities to associated companies..........................             53              14           1
Income tax payable...........................................             58              53           5
Other liabilities............................................          1,748           1,809         167
Accrued expenses and prepaid income..........................          1,011           1,014          93
                                                                     -------         -------      ------
TOTAL CURRENT LIABILITIES....................................          6,408           5,428         500
                                                                     -------         -------      ------

TOTAL SHAREHOLDERS' EQUITY, PROVISION
AND LIABILITIES..............................................         14,718          16,040       1,478
                                                                     =======         =======      ======

The accompanying notes form an integral part of these Interim Consolidated Financial Statements.

                CONSOLIDATED STATEMENTS OF CASH FLOW (UNAUDITED)

                                                                         SIX MONTH PERIODS ENDED JUNE 30,
                                                               ---------------------------------------------------
                                                                                SUCCESSOR
                                                                PREDECESSOR     PRO FORMA           SUCCESSOR
                                                               -------------- -------------- ---------------------
                                                                    2000          2001                 2001
                                                               -------------- -------------- ---------------------
                                                                    SEK            SEK           SEK          $
                                                                                   (IN MILLIONS)
INCOME FROM OPERATION
Income after financial items..............................          566           373           207          19
Adjustments for non-cash items
Deprecation and amortization..............................          329           369           202          18
Unrealized exchange losses................................           35           180            74           7
Taxes paid................................................           (5)           (6)           (2)         (0)
                                                                 ------        ------        ------      ------
CASH FLOW FROM OPERATING ACTIVITIES BEFORE CHANGES IN
WORKING CAPITAL...........................................          925           916           481          44

CASH FLOW IN WORKING CAPITAL
Decrease (Increase) in inventories........................         (629)            8          (498)        (46)
Decrease (Increase) in current receivables................          (76)          560           650          60
Decrease (Increase) in liabilities........................         (255)         (122)         (123)        (11)

CASH FLOW FROM (USED IN) OPERATING ACTIVITIES.............          (35)        1,362           510          47

INVESTMENT ACTIVITIES
Investment in intangible fixed assets.....................           (2)           (6)           (4)         (0)
Investment in tangible fixed assets.......................         (165)         (280)         (195)        (18)
Sale of tangible fixed assets.............................            8            24            24           2
Increase in financial fixed assets........................          (31)         (118)         (121)        (11)
                                                                 ------        ------        ------      ------
CASH FLOW USED IN INVESTMENT ACTIVITIES...................         (190)         (380)         (296)        (27)

FINANCING OPERATION
New loans from credit institutions........................        1,193         3,440         3,469         319
Payment of loans from credit institutions.................         (293)         (736)         (817)        (75)
Payment of loans from parent company......................           --        (2,017)       (2,017)       (186)
Group contributions paid..................................         (100)       (1,000)         (100)         (9)
                                                                 ------        ------        ------      ------
CASH FLOW FROM (USED IN) FINANCING ACTIVITIES.............          800          (313)          535          49

CASH FLOW OF THE PERIOD...................................          575           669           748          69
Liquid funds at the beginning of the period...............          270           370           299          28
Exchange-rate difference..................................           --            12             3           0

Cash and cash equivalents at the end of the period........          845         1,051         1,051          97

SUPPLEMENTARY DISCLOSURES
Cash flow interest and dividend received
Interest received.........................................           26            26            14           1
Interest paid.............................................         (125)         (211)          (76)         (7)

Items included in liquid funds
Cash and bank balance.....................................          229           406           406          37
Short-term investment.....................................          616           645           645          60

TOTAL LIQUID FUNDS........................................          845         1,051         1,051          97


The accompanying notes form an integral part of these Interim Consolidated Financial Statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      SIX MONTH PERIOD ENDED JUNE 30, 2001


NOTE 1.  BASIS OF PRESENTATION

         Preem Holdings AB (publ) (the "Company") was originally established in 1980 as Swedoil AB and is registered with the Swedish Patent and Registration Office under the number 556206-9673. Swedoil AB was a subsidiary of Preem Petroleum AB that had been dormant since 1983. On March 1, 2001, its name was changed from Swedoil AB to Preem Holdings AB, through an amendment to its Articles of Association and its subsequent registration with the Swedish Patent and Registration Office. The purpose of this name change was to accurately reflect its status as a holding company and its position within the overall corporate structure with respect to Corral Petroleum Holdings AB, its parent company, and Preem Petroleum AB, its operating subsidiary. Also on March 1, 2001, the Company's status was changed from a private company to a public company, giving it the ability under Swedish law to raise capital through the issuance of securities. Corral Petroleum Holdings AB, a Swedish company, contributed all of the issued and outstanding shares of Preem Petroleum AB to Preem Holdings AB on March 19, 2001. Preem Holdings AB is wholly-owned by Corral Petroleum Holdings AB, which is wholly-owned by Moroncha Holdings Company Limited, which is wholly-owned by Mr. Mohammed Hussein Ali Al-Amoudi.

         Preem Holdings AB's principal assets as of June 30, 2001 consist of all of the issued and outstanding shares of Preem Petroleum AB and an inter-company loan to Preem Petroleum AB. Preem Holdings AB's principal liability as of June 30, 2001 consists of E250 million aggregate principal amount of 10 5/8% senior secured notes, due 2011, which Preem Holdings AB issued on April 10, 2001. In the accompanying consolidated financial statements, the term "Predecessor" is used when the financial information represents Preem Petroleum AB and subsidiaries and the term "Successor" is used when the financial statements represent Preem Holdings AB and subsidiaries. The term "Successor Pro-forma" is used when financial statements are combined with the Predecessor's first fiscal quarter results and cash flows and the Successor's second fiscal quarter results and cash flows. The accompanying consolidated financial statements present the financial position and results of operations and have been prepared in accordance with Swedish GAAP. These accounting principles differ in certain significant respects from U.S. GAAP. See Note 7 for a discussion of the principal differences between Swedish GAAP and U.S. GAAP affecting the consolidated net income and shareholders' equity of the Company.

         The interim financial information included in the interim consolidated financial statements is unaudited but reflects all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of the results for the interim periods presented. Interim results for the six months ended June 30, 2001 are not necessarily indicative of the results to be expected for the full year.

NOTE 2.  SALES REVENUE

                                                                                   SIX MONTHS ENDED
                                                                                       JUNE 30,
                                                                            -------------------------------
                                                                                                  2001
                                                                                 2000          SUCCESSOR
                                                                             PREDECESSOR       PRO FORMA
                                                                            --------------   --------------
Supply and Refining.....................................................         16,335          16,805
Swedish Market..........................................................          4,438           5,214
International...........................................................            527             884
Group eliminations......................................................         (3,128)         (3,700)
                                                                                -------         -------
Total...................................................................         18,172          19,203
                                                                                =======         =======

NOTE 3. OPERATING INCOME

                                                                                   SIX MONTHS ENDED
                                                                                       JUNE 30,
                                                                            -------------------------------
                                                                                                  2001
                                                                                  2000         SUCCESSOR
                                                                              PREDECESSOR      PRO FORMA
                                                                            --------------   --------------
Supply and Refining.....................................................            660             658
Swedish Market..........................................................             21              27
International...........................................................            (16)            (35)
Other Non-allocated Income (expense), net...............................             60             107
                                                                                -------         -------
Total...................................................................            725             757
                                                                                =======         =======

NOTE 4.  INVENTORIES

         The valuation of inventories has been carried out at the lower of the acquisition value and the actual value. The actual value for finished products is the net sales value, and for crude oil it is the replacement costs. At June 30, 2001, the actual value of inventories was SEK137 million higher than the acquisition value. There is a general practice within the Swedish oil industry to lend and borrow products to/from other oil companies. The lending portion of inventory volume is included in the inventory value in an amount of SEK99 million. Borrowed inventory volumes corresponds to an inventory value of SEK27 million, which is not included in the inventory value.

                                                                                   AS OF           AS OF
                                                                                DECEMBER 31,     JUNE 30,
                                                                                   2000            2001
                                                                              -------------    -----------
                                                                               PREDECESSOR      SUCCESSOR
                                                                              -------------    -----------
Raw materials and supplies...............................................         2,008           2,226
Finished products........................................................         2,487           2,285
                                                                                -------         -------
TOTAL....................................................................         4,495           4,511
                                                                                =======         =======

NOTE 5.  SHAREHOLDERS' EQUITY

         The changes in Shareholders' equity in Preem Holdings AB and Subsidiaries for the period December 31, 2000 to June 30, 2001 are as follows:

                                                                                                   TOTAL
                                                        SHARE      RESTRICTED   UNRESTRICTED   SHAREHOLDERS
                                                       CAPITAL      RESERVES      RESERVES        EQUITY
                                                       -------     ----------   ------------   ------------
                                                                       (SEK in million)
Balance at December 31,2000.......................         --         --             --                0
New issuance of shares............................          1         --             --                1
Shareholder contribution..........................         --         --           5,516           5,516
Acquisition accounting............................         --         --          (1,998)         (1,998)
Net income........................................         --         --             370             370
Balance at June 30, 2001..........................          1         --           3,888           3,889

NOTE 6.  LONG-TERM LIABILITIES TO CREDIT INSTITUTIONS

AMORTIZATION PLAN

                                                   2001       2002       2003      2004      2005      2006
                                                  ------     ------     ------    ------    ------    ------
Loans.....................................          622        187         46       749       274     3,211
Capital lease obligation..................            6         13         14        24        30     1,051
                                                    ---        ---         --       ---       ---     -----
TOTAL.....................................          628        200         60       773       304     4,262
                                                    ===        ===         ==       ===       ===     =====

         The Company has as of June 30, 2001 debt of SEK48 million secured by real estate mortgages and debt of SEK542 million that is guaranteed by a financial institution.

NOTE 7. U.S. GAAP INFORMATION

         The accompanying interim consolidated financial statements have been prepared in accordance with Swedish GAAP which differs in certain significant respects from U.S. GAAP. The following is a summary of the adjustments to net income and Shareholders' equity that would have been required if U.S. GAAP had been applied instead of Swedish GAAP in the preparation of the interim consolidated financial statements.

                                                                                SIX MONTH PERIODS ENDED
                                                                            ---------------  --------------
                                                                               JUNE 30,         JUNE 30,
                                                                                 2000             2001
                                                                            ---------------  --------------
                                                                                     (SEK IN MILLION)
Net income under Swedish GAAP (A).........................................          564              370

Adjustments to reconcile to U.S. GAAP:
   Pensions...............................................................            2                2
   Pension refund.........................................................           --                6
   Goodwill amortization..................................................          (66)             (33)
   Computer software for internal use.....................................           --               25
   Income taxes (D).......................................................         (158)            (113)
   Income tax effect of U.S. GAAP adjustments.............................            1               (9)
                                                                            -----------       ----------
   Net income under U.S. GAAP.............................................          343              248
                                                                            ===========       ==========

Basic and diluted income per share in accordance with US GAAP (SEK)(B)....       68,600           49,600
                                                                            ===========       ==========

Weighted-average number of shares outstanding (thousands) (B).............            5                5
                                                                            ===========       ==========

                                                                                    AS OF           AS OF
                                                                                 DECEMBER 31,      JUNE 30,
                                                                                    2000            2001
                                                                                -------------   -------------
                                                                                      (SEK IN MILLION)
Shareholders' equity under Swedish GAAP (C)................................             --          3,889

Adjustments to reconcile to U.S. GAAP:
   Shareholders' equity of Preem Petroleum AB according to Swedish GAAP....          2,420             --
   Pensions................................................................             50             52
   Pension refund..........................................................            (89)           (83)
   Goodwill amortization...................................................          1,098            (33)
   Computer software for internal use......................................             --             25
   Income taxes (D)........................................................             --           (113)
   Tax effect of U.S. GAAP adjustments.....................................             10              2
                                                                                ----------      ---------
   Shareholders' equity U.S. GAAP..........................................          3,489          3,739
                                                                                ==========      =========

(A) Net income under Swedish GAAP for the six month period ended June 30, 2000 represents the Predecessor net income and for the six month period ended June 30, 2001, represents the Successor Pro-forma net income
(B) Basic and diluted income per share data in accordance with U.S. GAAP is presented assuming the current capitalization of Preem Holdings AB for all periods.
(C) Shareholders' equity under Swedish GAAP represents the Successor shareholders' equity as of December 31, 2000 and June 30, 2001. The shareholders' equity in accordance with Swedish GAAP as of March 31, 2001, was affected by the difference between the goodwill in accordance with U.S. GAAP accounting for the transaction as a purchase and the goodwill recorded on the Parent company accounts. From April 1, 2001, there is no difference between the goodwill recorded in accordance with Swedish GAAP and U.S. GAAP.
(D) Under Swedish GAAP, no imputed tax has been included in the Interim Consolidated Statements of Operations for the three months ended March 31, 2000 and 2001. Under U.S. GAAP, income taxes for the three months ended March 31, 2000 and 2001, were determined in accordance with Accounting Principles Board Opinion No. 28, "Interim Financial Reporting."

         A description of differences between Swedish GAAP and U.S. GAAP which significantly affect the determination of net income and Shareholders' equity of the Company is set forth in Note 24 to the Consolidated Financial Statements of Preem Petroleum AB included in the Company's registration statement on Form F-4.

         The Company has adopted Statement of Financial Accounting ("SFAS") No. 130, "Reporting Comprehensive Income." Comprehensive income includes net income, net unrealized gains or losses on available for sale securities and foreign currency translation adjustments. Comprehensive income for the six months ended June 30, 2000 and 2001 was SEK346 million and SEK248 million, respectively.

NOTE 8.  INTERIM SEGMENT INFORMATION

Financial information by segment is as follows:

                                                         THREE MONTHS ENDING          SIX MONTHS ENDING
                                                               JUNE 30,                    JUNE 30,
                                                      --------------------------  --------------------------
                                                                                                    2001
                                                          2000          2001          2000       SUCCESSOR
                                                       PREDECESSOR    SUCCESSOR   PREDECESSOR    PRO FORMA
                                                      -------------  -----------  -----------   ------------
                                                                          (IN MILLIONS)
SALES REVENUE:
Supply and refining...............................       8,548          8,598        16,335        16,805
Swedish market....................................       2,141          2,546         4,438         5,214
International.....................................         313            488           527           884
SEGMENT SALES REVENUE.............................      11,002         11,632        21,300        22,903
Intersegment sales revenue........................      (1,522)        (1,732)       (3,128)       (3,700)
                                                      --------       --------      --------      --------
Sales revenues....................................       9,480          9,900        18,172        19,203

SEGMENT OPERATING PROFIT:
Supply and refining...............................         392            461           660           658
Swedish market....................................         (14)           (15)           21            27
International.....................................          (8)           (20)          (16)          (35)
Segment operating profit..........................         370            426           665           650
Other non-allocated income net(1).................          45            (20)           60           107
Income from operations............................         415            406           725           757
Non-allocated items(2)............................         (89)          (199)         (159)         (384)
                                                      --------       --------      --------      --------
Income before income taxes........................         326            207           566           373

(1) Other non-allocated income (expense) includes the corporate cost center, non-recurring items and exchange rate differences.
(2) Non-allocated items consist of interest income and expenses, other financial income and expense and minority interest.

NOTE 9.  SUBSEQUENT EVENTS

         On July 20, 2001, Preem Holdings AB issued additional senior secured notes in an amount of E55 million leading to an aggregate amount of E305 million of notes issued. These notes are senior debt secured by a first priority pledge of all outstanding shares of capital stock of Preem Petroleum AB and a first priority security assignment of a subordinated inter-company loan from Preem Holdings AB to Preem Petroleum AB.

         There was an unplanned shut-down at the Scanraff refinery in August 2001 as a result of overheated heater tubes in the gasoline production unit of the refinery. Tests indicate extensive tube-scaling in the heater tubes. The duration of the shut-down is estimated to be approximately four weeks.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                   HIGHLIGHTS OF THE FIRST SIX MONTHS OF 2001

RESTRUCTURING OF THE CORRAL PETROLEUM HOLDINGS GROUP

         On March 19, 2001, Corral Petroleum Holdings AB contributed all of the issued and outstanding shares of Preem Petroleum AB to Preem Holdings AB. Preem Holdings AB is wholly-owned by Corral Petroleum Holdings AB.

         On April 10, 2001, Preem Holdings AB issued senior secured notes in an aggregate principal amount of E250 million. Preem Holdings AB loaned part of the net proceeds of that offering of notes, which totaled approximately E223 million, to Preem Petroleum AB pursuant to a subordinated intercompany loan denominated in Kronor. Preem Petroleum AB used approximately E220 million of the proceeds received to repay all but approximately E27 million of an existing SEK2,259 million subordinated shareholder loan it owed to Corral Petroleum Holdings AB. The right to receive the remaining unpaid amount was assigned to Preem Holdings AB. The remaining amount of proceeds received by Preem Petroleum AB, approximately E3 million, was used for general corporate purposes.

         On July 20, 2001, Preem Holdings AB issued an additional tranche of senior secured notes in an amount of E55 million creating a single series of E305 million aggregate principal amount outstanding. Preem Holdings AB intends to distribute approximately E10 million of the proceeds from this second offering of notes to Corral Petroleum Holdings AB in the form of an interest-free intercompany loan. The Company intends to use the remaining proceeds for general corporate purposes, and to the extent permitted under the Indenture governing the notes, it intends to distribute additional proceeds from this issue to Corral Petroleum Holdings AB.

SUPPLY & REFINING DIVISION

         During the first six months of 2001, consumption of oil decreased by 2 million barrels per day compared to the previous six months. OPEC has been relatively successful in keeping the price of crude oil between US$24 and US$30 per barrel. The decrease in consumption of oil will according to many industry experts keep the crude price in the lower part of this range during the second half of 2001.

         The year 2001 started with extremely low stocks of gasoline. Concerns of supply shortages of gasoline heading into the summer driving season caused the price to increase, which significantly benefited refining margins. The prices for gasoil and fuel oil have been relatively stable in 2001.

         Demand for city gasoline and city diesel increased steadily in Europe leading to strengthening refining margins.

         The Supply & Refining Division operates the majority-owned Scanraff refinery and the wholly-owned Preemraff refinery. The Company owns 78.5% of the Scanraff refinery with the exception of the catalytic cracker, of which its owns 50%. The remainder is owned by the Company's joint venture partner, Hydro R&M Holding AS, an affiliate of Norsk Hydro AS. These refineries refined approximately 24.1 million barrels of oil in the second quarter of 2001 compared to 24.8 million barrels of oil in the second quarter of 2000. During the first six months of 2001 these refineries refined approximately 49.9 million barrels of oil compared to 47.3 million barrels the same period of 2000.

         The following tables show the calculation of margins for the Scanraff and Preemraff refineries. The information for Scanraff shows the Company's share of the refinery's production.

                                                          THREE MONTHS ENDED             SIX MONTHS ENDED
                                                               JUNE 30,                      JUNE 30,
                                                    ------------------------------  ---------------------------
                                                         2000            2001           2000          2001
                                                    --------------  --------------  ------------  -------------
                                                                          (IN USD/BARREL)
SCANRAFF
Gross refining margin..........................           $3.40           $2.57          $2.62         $2.38
Variable refining costs........................           (0.24)          (0.17)         (0.25)        (.018)
                                                       --------        --------        -------       -------
Refining margin................................            3.16            2.40           2.37          2.20
Fixed operating costs..........................           (0.56)          (0.47)         (0.55)        (0.53)
                                                       --------        --------        -------       -------
Net cash margin................................            2.60            1.93           1.82          1.67
Depreciation...................................           (0.35)          (0.26)         (0.36)        (0.30)
                                                       --------        --------        -------       -------
Net refining margin............................           $2.25           $1.67          $1.46         $1.37
                                                       --------        --------        -------       -------
Total production (000 barrels).................          14,185          13,790         28,578        27,610

PREEMRAFF
Gross refining margin..........................           $1.92           $1.72          $1.48         $1.44
Variable refining costs........................           (0.12)          (0.19)         (0.18)        (0.17)
Natural gas, refining fuel.....................           (0.09)          (0.13)         (0.14)        (0.09)
                                                       --------        --------        -------       -------
Refining margin................................            1.71            1.40           1.16          1.18
Fixed operating costs..........................           (0.37)          (0.35)         (0.39)        (0.37)
                                                       --------        --------        -------       -------
Net cash margin................................            1.34            1.05           0.77          0.81
Depreciation...................................           (0.46)          (0.37)         (0.59)        (0.42)
                                                       --------        --------        -------       -------
Net refining margin............................           $0.88           $0.68          $0.27         $0.39
                                                       --------        --------        -------       -------
Total production (000 barrels).................          10,610          10,279         20,510        20,820

         The Supply & Refining Division generated EBITDA of SEK581 million in the second quarter of 2001 compared to SEK513 million in the second quarter 2000. The division generated EBITDA of SEK897 million in the first six months of 2001 as compared to SEK901 million in the first six months of 2000.

SWEDISH MARKET DIVISION

         In the Swedish market division, the decrease in consumption is primarily notable in the home-heating oil sector. The decrease in consumption is partly due to the mild winter, and partly due to the high price level of crude oil and thus higher heating oil prices, which in turn has led to consumers relying more heavily on the electricity market for their home-heating needs. Recently, the price of electricity has risen considerably, which can decrease the negative effect on the home heating volumes. However, the Company has kept its market leading position with a market share of approximately 33%.

         The Company's sale of diesel fuel continues to increase. Volumes in the first six months of 2001 were 11% higher than the same period of 2000. Also the sales volumes of gasoline has increased nominally.

         In August 2000, our Swedish Market Division began implementing its plans to restructure our regional sales organization. The restructuring consists of the eventual replacement of all 25 of our regional sales offices with a centralized national call center in Stockholm, Sweden. The restructuring involves the reduction of our current regional sales force by 154 employees on all levels and the recruiting and training of 70 qualified individuals to staff the centralized call center. We expect to complete the restructuring by January 2002.

         The Swedish Market Division generated EBITDA of SEK23 million in the second quarter of 2001 compared to SEK25 million in the second quarter of 2000. The Division generated EBITDA of SEK103 million in the first six months of 2001 as compared to SEK98 million the same period in 2000.

INTERNATIONAL MARKET DIVISION

         Although sales volumes continued to grow in Poland in 2001, sales levels for the International Division continue to remain below a level of profitability for the Company. Sales margins have also been put under pressure. The International Division therefore generated a negative EBITDA of SEK13 million in the second quarter of 2001 compared to a negative EBITDA of SEK4 million in the second quarter of 2000. The International Division generated a negative EBITDA of SEK23 million in the first six months of 2001 compared to a negative EBITDA of SEK9 million for the same period in 2000.

RESULTS OF OPERATIONS

         The following table shows the sales revenues and operating income for the three divisions discussed above:

                                                          THREE MONTHS ENDED             SIX MONTHS ENDED
                                                               JUNE 30,                      JUNE 30,
                                                    ------------------------------  ---------------------------
                                                         2000            2001           2000          2001
                                                      PREDECESSOR      SUCCESSOR    PREDECESSOR     SUCCESSOR
                                                    --------------  --------------  ------------  -------------
                                                                           (IN MILLIONS)
SALES REVENUE:
Supply & Refining..............................          8,548            8,598        16,335        16,805
Swedish Market.................................          2,141            2,546         4,438         5,214
International Market...........................            313              488           527           884

TOTAL SALES REVENUE............................          9,480            9,900        18,172        19,203

OPERATING INCOME (LOSS):
Supply & Refining..............................            392              461           660           658
Swedish Market.................................            (14)             (15)           21            27
International Market...........................             (8)             (20)          (16)          (35)

Other non-allocated income (expense)...........             45              (20)           60           107

TOTAL OPERATING INCOME.........................            415              406           725           757

CONSOLIDATED STATEMENT OF OPERATIONS:

                                                          THREE MONTHS ENDED             SIX MONTHS ENDED
                                                               JUNE 30,                      JUNE 30,
                                                    ------------------------------  ---------------------------
                                                         2000            2001           2000          2001
                                                      PREDECESSOR      SUCCESSOR    PREDECESSOR     SUCCESSOR
                                                    --------------  --------------  ------------  -------------
                                                                           (IN MILLIONS)
PRO FORMA
Revenues.......................................         10,948           12,140        21,246        23,738
Excise duties..................................         (1,468)          (2,240)       (3,074)       (4,535)
                                                       -------         --------        ------       -------
SALES REVENUE..................................          9,480            9,900        18,172        19,203

Costs of goods sold............................         (8,855)          (9,242)      (17,048)      (17,985)
GROSS PROFIT...................................            625              658         1,124         1,218

Selling and administrative expenses............           (277)            (321)         (535)         (610)
Other operating income.........................             67               69           136           149
                                                       -------         --------        ------       -------
OPERATING INCOME...............................            415              406           725           757
Financial expense, net(2)......................            (89)            (199)         (159)         (384)
                                                       -------         --------        ------       -------
Income before taxes............................            326              207           566           373
INCOME TAXES(3)................................             (0)              (0)           (1)           (2)
Minority interests.............................             (1)              (0)           (1)           (1)
                                                       -------         --------        ------       -------
NET INCOME.....................................            325              207           564           370
                                                       =======         ========        ======       =======

THREE MONTHS ENDED JUNE 30, 2001 COMPARED TO THREE MONTHS ENDED JUNE 30, 2000

         REVENUES. Our revenues for the three months ended June 30, 2001 were SEK12,140 million, an increase of SEK1,192 million, or approximately 11%, from SEK10,948 million for the three months ended June 30, 2000. This increase is almost entirely attributable to the strong Dollar, which increased by 18% against the Krona during this period. Because our sales are made principally in Dollars, a stronger Dollar, when translated into Kronor, will result in an increase in revenues if all other factors remain constant over time. This increase in revenues was offset, to a very limited extent, by a slight decrease in product prices.

         SALES REVENUE. Sales revenue for the three months ended June 30, 2001 was SEK9,900 million, an increase of SEK420 million, or approximately 4%, from SEK9,480 million for the three months ended June 30, 2000, primarily as a result of, and in the same proportions as, the factors discussed above.

         COST OF GOODS SOLD. Cost of goods sold for the three months ended June 30, 2001 was SEK9,242 million, an increase of SEK387 million, or approximately 4%, from SEK8,855 million for the three months ended June 30, 2000. The increase was attributable to, and in the same proportions as, the factors discussed above.

         GROSS PROFIT. Gross profit for the three months ended June 30, 2001 was SEK658 million, an increase of SEK33 million, or approximately 5%, from SEK625 million for the three months ended June 30, 2000, primarily as a result of, and in the same proportions as, the factors discussed above.

         SELLING AND ADMINISTRATIVE EXPENSES. Selling expenses for the three months ended June 30, 2001 were SEK258 million, an increase of SEK33 million, or approximately 15%, from SEK225 million for the three months ended June 30, 2000. Approximately half of the increase in selling expenses is attributable to the sales activities in Poland and approximately half is attributable to our assuming the operations of formerly franchised service stations and reclassification of costs related to our reorganization. Administrative expenses for the three months ended June 30, 2001 were SEK63 million, an increase of SEK11 million, or approximately 21%, from SEK52 million for the three months ended June 30, 2000. The increase is a result of the depreciation of goodwill in Preem Holdings, SEK33 million, and to the implementation of an information technology project related to the business operations at our head office in Stockholm, Sweden. The remaining positive difference is to a large extent a result of the reclassification of costs related to our reorganization.

         OTHER OPERATING INCOME. Other operating income for the three months ended June 30, 2001 was SEK69 million, an increase of SEK2 million, or approximately 3%, from SEK67 million for the three months ended June 30, 2000. The increase in other operating income for the three months ended June 30, 2001 is almost entirely attributable to an increase in deliveries of waste heat sold by our Preemraff refinery to the City of Gothenburg.

         OPERATING INCOME (LOSS). Operating income for the three months ended June 30, 2001 was SEK406 million, a decrease of SEK9 million, or approximately 2%, from SEK415 million for the three months ended June 30, 2000. The operating income of our Supply and Refining Division was SEK461 million for the three months ended June 30, 2001, an increase of SEK69 million, or approximately 18%, from SEK392 million for the three months ended June 30, 2000. This increase in operating income is almost entirely attributable to the strong Dollar for the same reasons as discussed under "Revenues" above. Our Swedish Market Division generated an operating loss of SEK15 million for the three months ended June 30, 2001, an increased loss of SEK1 million, or approximately 7%, from an operating loss of SEK14 million for the three months ended June 30, 2000. The increase in the Swedish Market Division's operating loss is to a large extent attributable to lower volumes of heating oil in the Home-Heating Segment. The operating loss of our International Division was SEK20 million for the three months ended June 30, 2001, an increased loss of SEK12 million, or approximately 150%, from an operating loss of SEK8 million for the three months ended June 30, 2000. The increased operating loss was largely attributable to our International Division's lower margins in the Polish market.

         FINANCIAL EXPENSE, NET. Financial expense, net, for the three months ended June 30, 2001 was SEK199 million, an increase of SEK110 million, or approximately 124%, from SEK89 million for the three months ended June 30, 2000. The principal component of this increase was the interest on the Preem Holdings note issuance of SEK73 million and foreign exchange losses on Dollar-denominated loans that are restated in Kronor, which increased from SEK39 million for the three months ended June 30, 2000 to SEK64 million for the three months ended June 30, 2001 as a result of the strengthening of the Dollar against the Krona.

SIX MONTHS ENDED JUNE 30, 2001 COMPARED TO SIX MONTHS ENDED JUNE 30, 2000

         REVENUES. Our revenues for the six months ended June 30, 2001 were SEK23,738 million, an increase of SEK2,492 million, or approximately 12%, from SEK21,246 million for the six months ended June 30, 2000. This increase is almost entirely attributable to the strong Dollar, which increased by 16% against the Krona during this period.

         SALES REVENUE. Sales revenue for the six months ended June 30, 2001 was SEK19,203 million, an increase of SEK1,031 million, or approximately 6%, from SEK18,172 million for the six months ended June 30, 2000, primarily as a result of, and in the same proportions as, the factors discussed above.

         COST OF GOODS SOLD. Cost of goods sold for the six months ended June 30, 2001 was SEK17,985 million, an increase of SEK937 million, or approximately 5%, from SEK17,048 million for the six months ended June 30, 2000. The increase was attributable to, and in the same proportions as, the factors discussed above.

         GROSS PROFIT. Gross profit for the six months ended June 30, 2001 was SEK1,218 million, an increase of SEK94 million, or approximately 8%, from SEK1,124 million for the six months ended June 30, 2000, primarily as a result of, and in the same proportions as, the factors discussed above.

         SELLING AND ADMINISTRATIVE EXPENSES. Selling expenses for the six months ended June 30, 2001 were SEK467 million, an increase of SEK35 million, or approximately 8%, from SEK432 million for the six months ended June 30, 2000. Approximately half of the increase in selling expenses is attributable to sales activities in Poland and approximately half is attributable to our assuming the operations of formerly franchised service stations and reclassification of costs related to our reorganization. Administrative expenses for the six months ended June 30, 2001 were SEK143 million, an increase of SEK40 million, or approximately 39%, from SEK103 million for the six months ended June 30, 2000. This increase in administrative expenses is largely a result of the depreciation on goodwill in Preem Holdings, SEK33 million and to the implementation of an information technology project related to the business operations at our head office in Stockholm, Sweden. The increase is, to a certain extent, offset by a positive difference due to the reclassification of costs related to our reorganization.

         OTHER OPERATING INCOME. Other operating income for the six months ended June 30, 2001 was SEK149 million, an increase of SEK13 million, or approximately 10%, from SEK136 million for the six months ended June 30, 2000. The increase in other operating income for the six months ended June 30, 2001 is a result of an increase of SEK11 million in the sale of storage certificates to other oil companies for their compulsory storage obligations and an increase of SEK3 million in deliveries of waste heat sold by our Preemraff refinery to the City of Gothenburg.

         OPERATING INCOME (LOSS). Operating income for the six months ended June 30, 2001 was SEK757 million, an increase of SEK32 million, or approximately 4%, from SEK725 million for the six months ended June 30, 2000. The operating income of our Supply and Refining Division was SEK658 million for the six months ended June 30, 2001, a decrease of SEK2 million from SEK660 million for the six months ended June 30, 2000. This decrease in operating income is attributable to lower price gains on inventory in the six months ended June 30, 2001 compared to the price gains on inventory for the six months ended June 30, 2000. This decrease was almost entirely offset by higher income resulting from the strong Dollar. Our Swedish Market Division generated an operating income of SEK27 million for the six months ended June 30, 2001, an increase of SEK6 million, or approximately 29%, compared to an operating income of SEK21 million for the six months ended June 30, 2000. The increase in the Swedish Market Division's operating income resulted to a large extent from higher volumes of diesel sales in our Station and Consumer Segment. The increase in the Swedish Market Division's operating income also is attributable to slightly improved margins in the Home-Heating and Business-to-Business Segment. This increase is also the result of our focus on maintaining product prices in an environment of decreasing crude oil prices. The operating loss of our International Division was SEK35 million for the six months ended June 30, 2001, an increased loss of SEK19 million, or approximately 119%, from an operating loss of SEK16 million for the six months ended June 30, 2000. The increased operating loss was largely attributable to our International Division's lower margins in the Polish market. The overall decrease in operating income for these three divisions for the six months ended June 30, 2001 compared to the six months ended June 30, 2000 was more than offset by an increase of SEK47 million in other non-allocated income. This increase in other non-allocated income resulted primarily from an increase in foreign exchange gains made on our inventory, which is priced in Dollars.

         FINANCIAL EXPENSE, NET. Financial expense, net, for the six months ended June 30, 2001 was SEK384 million, an increase of SEK225 million, or approximately 142%, from SEK159 million for the six months ended June 30, 2000. The principal component of this increase was foreign exchange losses on Dollar-denominated loans that are restated in Kronor, which increased from SEK59 million for the six months ended June 30, 2000 to SEK198 million for the six months ended June 30, 2001 as a result of the strengthening of the Dollar against the Krona.

LIQUIDITY AND CAPITAL RESOURCES

OVERVIEW

         Our primary sources of liquidity are internal cash generation, long-term debt, short-term working capital financing and short-term use of excise duties collected. We operate in an environment in which liquidity and capital resources are impacted by changes in the prices for crude oil and refined products, and a variety of additional risks, including currency and regulatory risks. In particular, because we purchase crude oil on the spot market and prices can be volatile, the availability of cash or short-term credit is crucial to our business. Historically, our cash and short-term credit have been sufficient to finance such purchases. For the six months ended June 30, 2001, EBITDA was SEK1,126 million, compared to SEK1,054 million for the six months ended June 30, 2000. We believe the cash flow from operating activities, bank borrowings and other available sources of funds, will be adequate to enable us to make required payments on our debt and to fund anticipated expenditures and working capital requirements for the foreseeable future.

         For the year ended December 31, 2000, we declared a group contribution of SEK1,356 million. Of this amount, we paid SEK1,000 million (which is reflected on the June 30, 2001 interim consolidated statements of cash flows). The remaining SEK356 million of this group contribution will appear as an increase in shareholder loans on the December 31, 2001 balance sheet. Generally, group contributions are paid in the year after declaration. Accordingly, the SEK1,000 million payment is reflected on Preem Holdings AB's interim consolidated statements of cash flows for the six-month period ended June 30, 2001.

CASH FLOW

         Cash flow from operating activities before changes in working capital was SEK916 million for the six-month period ended June 30, 2001 a decrease of SEK9 million from SEK925 million for the six-month period ended June 30, 2000. This decrease reflects the combination of a decrease in income before taxes, which was more than offset in our statement of cash flow by the addition of unrealized exchange losses. We believe that this line-item represents a more informative description of our underlying cash generation capability since it excludes changes in working capital, which are primarily driven by differences between product prices and volumes at period end. Cash flow from operating activities before changes in working capital is not a GAAP-based measure of liquidity or financial performance and should not be considered as a substitute for operating earnings, net income, or other statements of operations data computed in accordance with Swedish GAAP or U.S. GAAP. Funds depicted by this measure may not be available for management's discretionary use.

         Cash flow from operating activities was SEK1,362 million for the six-month period ended June 30, 2001, an increase of SEK1,397 million from negative SEK35 million for the six-month period ended June 30, 2000. This increase occurred as a result of a release in working capital caused by a decrease in inventory volumes through sales of previously stocked crude oil and refined products.

         In Sweden, we collect government excise duties imposed on petroleum products at the time of retail sale and subsequently remit them on a monthly basis to the Swedish government. Excise duties were SEK4,535 million for the six-month period ended June 30, 2001 compared to SEK3,074 million for the six-month period ended June 30, 2000. The delay between the time we collect these funds and the time we are required to remit them to the government enables us to use the cash to finance a significant portion of our working capital needs.

         Cash flow used in investing activities was SEK380 million for the six-month period ended June 30, 2001 compared to SEK190 million recorded for the six-month period ended June 30, 2000. This increased use of cash flow in investing activities is the result of ordinary, variable investments related to maintenance of the two refineries and day-to-day investments made during the course of the period.

         Cash flow from financing activities. As a result of group contributions paid in 2001, there was negative cash flow used in financing activities of SEK313 million for the six-month period ended June 30,

2001 compared to a positive cash flow from financing activities of SEK800 million for the six-month period ended June 30, 2000.

         CREDIT ARRANGEMENTS, SHAREHOLDER INVESTMENT AND INTERCREDITOR ARRANGEMENTS

         As of June 30, 2001, we had total debt of SEK5,387 million and an additional SEK1,852 million of available unused commitments. Our long-term debt (excluding long-term bank overdraft facilities and shareholder loans) amounted to SEK3,302 million as of June 30, 2001, the current portion of which was SEK807 million. We also had drawings under long-term bank overdraft facilities of SEK196 million and drawings under short-term debt of SEK1,889 million. These loans and facilities are provided by various international banks. Our long-term debt as of June 30, 2001 included SEK1,138 million incurred to finance the desulphurization plant at Preemraff that became operational in 1997. This plant was financed through a sale and leaseback financing that runs through the year 2023. As of June 30, 2001, our indebtedness bore interest at a weighted average rate per year of 5.8%.

         In addition, as of December 31, 2000, we owed SEK2,259 million to Corral Petroleum Holdings AB in the form of an interest-free subordinated intercompany loan with no maturity date. We used a portion of the proceeds from the offering of the existing notes to repay a portion of this loan.